3-31-02

1025561



02030058

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 2 2002
354
WASH, D.C.

FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2002

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

40 Aluf David Street, Ramat Gan 52232 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

MER TELEMANAGEMENT SOLUTIONS LTD.

6-K Items

1. MER Telemanagement Solutions Ltd. Press Release dated March 26, 2002.

Item 1

1042757.3

Tuesday March 26, 11:38 am Eastern Time

Press Release

SOURCE: MTS - Mer Telemanagement Solutions Ltd.

MTS Launches its New Facility Management Product Line

RAMAT GAN, Israel, March 26 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - news), a leader in the enterprise communications management market, launched today FaciliTRAK, an enhanced facility management product for managing the physical layers of entire voice and data communications systems.

FaciliTRAK is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. FaciliTRAK allows the user to record the equipment, cables and pathways for the cable plant and define the connectivity and circuit routes. The user can then utilize FaciliTRAK to plan and manage the moves and changes with the aid of the self-documenting service desk functions.

MTS president and chief executive officer Mr. Shai Levanon said: ``Now we can offer enterprises a complete software solution to manage and control communications of voice and data networks. FaciliTRAK complements nicely our leading Telemanagement solution, that tracks voice and data and will give our customers the tools to help them reduce costs, provide better service, and enhance employee productivity.

A previous version of the facility management product was installed successfully at hundreds of customers in North America. This new and advanced version goes along with MTS's series of web-based solutions.

``We expect to book our initial revenues from this exciting new product during the second quarter of the year," Mr. Levanon concluded.

MTS is a leader in the enterprise communications management market. MTS's web-based management solutions for Converged Voice, VoIP, Data, and Video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of the PC into telemanagement solutions, and sold over 60,000 of its flagship TABS solution (Telephone Accounting & Billing System) in 22 languages in more than 60 countries. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts with leaders such as Siemens, Ericsson, Philips, Lucent EMEA, Alcatel etc.

MTS IntegraTRAK, Inc., the North American subsidiary of MTS-MER Telemanagement Solutions, Ltd. has been in the business of building exceptional telemanagement software and earning a reputation for superior customer support since 1985. Today MTS IntegraTRAK is leading the evolution of traditional telemanagement toward VoIP, IP, and converged usage applications.

For more information please visit the MTS web site at http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United Securities and Exchange Commission filings.

SOURCE: MTS - Mer Telemanagement Solutions Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER Telemanagement Solutions Ltd.
(Registrant)



By:__________________________
Shai Levanon, President and Chief Executive Officer

Date : April 1, 2002